SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

- Press Release dated November 10, 2004
- Eni 3° Quarterly Report 2004 at September 30, 2004
- Press Release dated November 24, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name : Fabrizio Cosco
Title:	Company Secretary

Date: November 30, 2004

PRESS RELEASE

ENI: Third Quarter Report as of September 30, 2004

2004 THIRD QUARTER
Net income: euro 1.7 billion, up 75%
Operating income: euro 3 billion, up 57%
Hydrocarbon production: 1.54 million boepd, down 0.7%

2004 NINE MONTHS
Net income: euro 5.1 billion, up 26%
Operating income: euro 8.8 billion, up 25%
Hydrocarbon production: 1.60 million boepd, up 4%

Eni’s Board of Directors examined today Eni’s third quarter report as of September 30, 2004. The first nine months of 2004 show net income of euro 5,094 million, a euro 1,049 million increase over the first nine months of 2003, up 25.9%, due to a positive operating performance (up euro 1,760 million), generated in particular in the core business of oil and natural gas, partly offset by lower margins on natural gas sales and higher income taxes (euro 821 million).

In the first nine months of 2004 daily hydrocarbon production amounted to 1,598,000 boe1 (oil and condensates 1,015,000 barrels, natural gas 583,000 boe) increasing by 61,000 boe, up 4% over the first nine months of 2003, due to: (i) production increases mainly in Nigeria, Pakistan, Venezuela, Kazakhstan, Angola and Egypt; (ii) the start-up of new fields in Angola, Australia, Nigeria and Libya. These increases were partly offset by: (i) declines in mature fields mainly in Italy, the United Kingdom and the United States; (ii) lower production entitlements (31,000 boe) in Production Sharing Agreements related to higher international oil prices2; (iii) the effect of the divestment of assets. The share of production outside Italy was 83% (80% in the first nine months of 2003).

Operating income for the first nine months of 2004 totaled euro 8,769 million, an increase of euro 1,760 million over the first nine months of 2003, up 25.1%, due in

[1]	Barrel of oil equivalent
[2]	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (Profit Oil).

particular to increases registered in the: (i) Exploration & Production segment (euro 1,352 million, up 31%) related essentially to an increase in international oil prices in dollars (Brent prices were up 26.6%)3, higher hydrocarbon production sold (15.1 million boe, up 3.7%) and net gains on the divestment of mineral assets (euro 306 million). These positive factors were offset in part by the effects of the 10.4% depreciation of the dollar over the euro (approximately euro 660 million and partly due to the conversion of financial statements of subsidiaries with currencies other than the euro); (ii) Petrochemical segment (euro 234 million) related to a recovery in margins, also due to efficiency improvement actions, and to the fact that in the first nine months of 2003 plant and stocks writedowns were recognized for euro 110 million; (iii) Gas & Power segment (euro 124 million, up 5%) due mainly to higher volumes of natural gas sold (5.28 billion cubic meters, including own consumption, up 10.5%) in particular outside Italy and higher volumes of electricity sold (5.97 terawatthour, up 162.7%), whose effects were offset in part by lower margins on natural gas sales; (iv) Refining & Marketing segment (euro 79 million, up 16.6%) related essentially to an improved refining scenario (margin on Brent was up 42.5%), higher intake processing on wholly-owned refineries and higher sales on retail markets in the rest of Europe, whose effects were offset in part by lower commercial margins on retail markets in Italy and the rest of Europe and the effect of the depreciation of the dollar over the euro.

Net sales from operations of the first nine months of 2004 amounted to euro 41,925 million, representing a euro 4,072 million increase over the first nine months of 2003, up 10.8%, due essentially to higher oil and refined products prices in dollars, higher petrochemical prices and higher volumes sold in Eni’s main operating segments, whose effects were partially offset by the conversion of financial statements of subsidiaries with currency other than the euro (approximately euro 820 million).

Net borrowings at September 30, 2004 amounted to euro 11,187 million, a euro 2,356 million decline over December 31, 2003, due to cash flow generated by operating activities, affected also by seasonality factors, and cash from disposals (euro 1,568 million). These flows were offset in part by: (i) financial requirements for capital expenditure and investments (euro 5,613 million); the payment of dividends for 2003 (euro 3,077 million, of which 2,828 by Eni SpA); (ii) the effects of changes in consolidation (euro 351 million) and of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (overall approximately euro 210 million).

Capital expenditure amounted to euro 5,462 million (euro 6,115 million in the first nine months of 2003) and concerned mainly: (i) development of hydrocarbons fields (euro 3,302 million) in particular in Libya, Iran, Angola, Italy, Kazakhstan and Nigeria and exploration activity (euro 321 million); (ii) development and maintenance of Eni’s natural gas transport network and distribution network in Italy (euro 560 million); (iii) the construction of the tar gasification plant at the Sannazzaro refinery, actions on refineries in order to adjust automotive fuel characteristics to the new specifications decided by the

[3]	In the first nine months expressed in euro the price of Brent increased by 14.8%.

European Union and upgrade of the distribution network in Italy and in the rest of Europe (overall euro 391 million); (iv) the continuation of the plan of power station construction (euro 304 million).

***

Eni’s net income for the third quarter of 2004 totaled euro 1,670 million, with a euro 715 million increase over the third quarter of 2003, up 74.9%, due essentially to an increase in operating income (euro 1,090 million), whose effects were offset in part by: (i) higher income taxes (euro 271 million); (ii) the negative change in the balance of net extraordinary income/expense (euro 164 million), related in particular to higher environmental charges.

Operating income for the third quarter of 2004 (euro 2,987 million) increased by 57.5% over the third quarter of 2003 due in particular to increases recorded in the:
•	Exploration & Production segment (euro 903 million, up 62%) related essentially to an increase in international oil prices in dollars (Brent up 46.2%)[4] and higher gains on the divestment of mineral assets (euro 182 million), whose effects were offset in part by the effect of the 8.7% depreciation of the dollar over the euro (approximately euro 210 million);
•	Petrochemical segment (euro 131 million) related to a recovery in margins, also due to efficiency improvement actions;
•	Refining & Marketing segment (euro 96 million, up 63.6%) related essentially to a positive refining scenario (margin on Brent was up 87.7%) and higher intake processing on wholly-owned refineries whose effects were offset in part by lower commercial margins on retail markets in Italy and the rest of Europe and the effect of the depreciation of the dollar over the euro.

In the third quarter of 2004 daily hydrocarbon production amounted to 1,545,000 boe decreasing by 11,000 boe, or 0.7%, over the third quarter of 2003, due essentially to lower production entitlements in PSAs (52,000 boe).

***

San Donato Milanese, November 10, 2004

This press release is available on the Eni Internet site: “www.eni.it”.

The integral text of Eni’s Report on the Third Quarter of 2004 (unaudited) will be published at 6 pm.

[4]	In the third quarter expressed in euro the price of Brent increased by 34.5%.

Report on the third quarter of 2004: Selected consolidated financial data

Income statement	(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
11,916	13,695	1,779	14.9	Net sales from operations	37,853	41,925	4,072	10.8
113	392	279	246.9	Other income and revenues	527	931	404	76.7
(8,992)	(9,989)	(997)	11.1	Operating expenses	(27,639)	(30,579)	(2,940)	(10.6)
(1,140)	(1,111)	29	(2.5)	Depreciation, amortization and writedowns	(3,732)	(3,508)	224	6.0
1,897	2,987	1,090	57.5	Operating income	7,009	8,769	1,760	25.1
(64)	(3)	61	95.3	Net financial expense	(104)	(52)	52	50.0
15	33	18	120.0	Net income from investments	95	189	94	98.9
1,848	3,017	1,169	63.3	Income before extraordinary items and income taxes	7,000	8,906	1,906	27.2
4	(160)	(164)	..	Net extraordinary income (expense)	159	187	28	17.6
1,852	2,857	1,005	54.3	Income before income taxes	7,159	9,093	1,934	27.0
(773)	(1,044)	(271)	(35.1)	Income taxes	(2,713)	(3,534)	(821)	(30.3)
1,079	1,813	734	68.0	Income before minority interest	4,446	5,559	1,113	25.0
(124)	(143)	(19)	(15.3)	Minority interest	(401)	(465)	(64)	(16.0)
955	1,670	715	74.9	Net income	4,045	5,094	1,049	25.9

Operating income by segment	(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
1,457	2,360	903	62.0	Exploration & Production	4,367	5,719	1,352	31.0
390	415	25	6.4	Gas & Power	2,458	2,582	124	5.0
151	247	96	63.6	Refining & Marketing	476	555	79	16.6
(63)	68	131	..	Petrochemicals	(114)	120	234	..
81	48	(33)	(40.7)	Oilfield Services Construction and Engineering	220	177	(43)	(19.5)
(54)	(66)	(12)	(22.2)	Other activities	(213)	(177)	36	16.9
(65)	(85)	(20)	(30.8)	Corporate and financial companies	(185)	(207)	(22)	(11.9)
1,897	2,987	1,090	57.5	Operating income	7,009	8,769	1,760	25.1

Special items

Information on net income and operating income before special items is not envisaged by either Italian and U.S. GAAP, but Eni provides it with the intent to allow financial analysts to evaluate EniÕs trading performance on the basis of their forecasting models.

(million €)

Third quarter			Nine months
2003	2004		2003	2004
(13)	(6)	Asset impairment	(272)	(173)
	182	Net gains on E&P portfolio rationalization		306
	(5)	Antitrust fine (BluGas proceeding)		(5)
		Reimbursement of first instalment of environmental tax from Sicilia Region		11
(4)		Positive (negative) effects of inventory evaluation	(27)
(17)	171	Special items in operating income	(299)	139
4	(160)	Net extraordinary income (expense)	159	187
(13)	11	Total before taxes	(140)	326
	259	Deferred tax assets as per Law 448/2001	287	259
		Release of reserve for anticipated amortization as per article 4 of Law 498/2001	39
7	15	Taxes (estimated)	50	143
(6)	285	Special items after taxes	236	728

Net income before special items	(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
961	1,385	424	44.1	Net income before special items	3,809	4,366	557	14.6

Operating income before special items by segment	(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
1,468	2,178	710	48.4	Exploration & Production	4,507	5,577	1,070	23.7
390	420	30	7.7	Gas & Power	2,461	2,576	115	4.7
152	247	95	62.5	Refining & Marketing	477	555	78	16.4
(59)	68	127	..	Petrochemicals	(4)	120	124	..
81	48	(33)	(40.7)	Oilfield Services Construction and Engineering	220	177	(43)	(19.5)
(53)	(60)	(7)	13.2	Other activities	(168)	(168)	0	0.0
(65)	(85)	(20)	30.8	Corporate and financial companies	(185)	(207)	(22)	(11.9)
1,914	2,816	902	47.1	Operating income before special items	7,308	8,630	1,322	18.1

Report on the
Third Quarter
of
2004

November 10, 2004

Summary financial data	(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
11,916	13,695	1,779	14.9	Net sales from operations	37,853	41,925	4,072	10.8
1,897	2,987	1,090	57.5	Operating income	7,009	8,769	1,760	25.1
955	1,670	715	74.9	Net income	4,045	5,094	1,049	25.9
2,145	1,699	(446)	(20.8)	Capital expenditure	6,115	5,462	(653)	(10.7)
				Net borrowings at period end	13,044	11,187	(1,857)	(14.2)

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first nine months of the year cannot be extrapolated for the full year.

Summary operating data

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
				Daily production of:
985	1,003	18	1.8	oil (thousand barrels)	963	1,015	52	5.4
571	542	(29)	(5.1)	natural gas (1) (thousand boe)	574	583	9	1.6
1,556	1,545	(11)	(0.7)	hydrocarbons (2) (thousand boe)	1,537	1,598	61	4.0
11.88	12.84	0.96	8.1	Sales of natural gas to third parties (billion cubic meters)	49.21	53.16	3.95	8.0
0.40	0.97	0.57	142.5	Own consumption of natural gas (billion cubic meters)	1.30	2.63	1.33	102.3
12.28	13.81	1.53	12.5		50.51	55.79	5.28	10.5
1.43	1.52	0.09	6.3	Sales of natural gas of Eni’s affiliates (net to Eni) (billion cubic meters)	4.76	5.17	0.41	8.6
13.71	15.33	1.62	11.8	Total sales and own consumption of natural gas (billion cubic meters)	55.27	60.96	5.69	10.3
5.87	6.70	0.83	14.1	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	18.05	20.79	2.74	15.2
1.16	3.56	2.40	206.9	Electricity production sold (terawatthour)	3.67	9.64	5.97	162.7
12.74	13.32	0.58	4.6	Sales of refined products (million tonnes)	37.80	40.90	3.10	8.2
1,427	1,351	(76)	(5.3)	Sales of petrochemicals products (thousand tonnes)	4,052	4,029	(23)	(0.6)

(1)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to boe. The new rate adopted is 0.00615 barrels of oil per one cubic meter of natural gas. In the past Eni used a rate of 0.0063 for natural gas produced in Italy and 0.0061 for natural gas produced outside Italy. The change introduced does not affect the amount of proved reserves recorded in boe at December 31, 2003 and has a negligible impact on production expressed in boe in 2004.

(2)	Includes natural gas volumes consumed in operations (36,000 and 37,000 boe/day in the first nine months and in the third quarter of 2004, respectively; 25,000 boe/day in the first nine months and third quarter of 2003).

Key market indicators

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
28.41	41.54	13.13	46.2	Average price of Brent dated crude oil (1)	28.65	36.28	7.63	26.6
1.124	1.222	0.098	8.7	Average EUR/USD exchange rate (2)	1.111	1.226	0.115	10.4
25.28	33.99	8.72	34.5	Average price in euro of Brent dated crude oil	25.79	29.59	3.80	14.8
2.28	4.28	2.00	87.7	Average European refining margin (3)	2.75	3.92	1.17	42.5
2.03	3.50	1.47	72.7	Average European refining margin in euro	2.48	3.20	0.72	29.2
2.1	2.1	0.00	0.0	Euribor — three-month euro rate (%)	2.4	2.1	(0.30)	(12.5)

(1)	In US dollars per barrel. Source: Platt’s Oilgram.

(2)	Source: ECB.

(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Basis of presentation

Eni’s accounts as of September 30, 2004, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) with a regulation contained in decision No. 11971 of May 14, 1999, as amended.

Financial information relating to income statement data are presented for the first nine months and third quarter of 2004 and for the first nine months and third quarter of 2003. Financial information relating to balance sheet data are presented: (i) at June 30 and September 30, 2004 and (ii) at December 31, 2003 and September 30, 2003. In the preparation of this report on the third quarter of 2004, the same accounting principles applied to the preparation of 2003 financial statements were adopted. Tables are comparable with those of 2003 financial statements and first half report.

The third quarter accounts are not audited.

Income statement

(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
11,916	13,695	1,779	14.9	Net sales from operations	37,853	41,925	4,072	10.8
113	392	279	246.9	Other income and revenues	527	931	404	76.7
(8,992)	(9,989)	(997)	11.1	Operating expenses	(27,639)	(30,579)	(2,940)	(10.6)
(1,140)	(1,111)	29	(2.5)	Depreciation, amortization and writedowns	(3,732)	(3,508)	224	6.0
1,897	2,987	1,090	57.5	Operating income	7,009	8,769	1,760	25.1
(64)	(3)	61	95.3	Net financial expense	(104)	(52)	52	50.0
15	33	18	120.0	Net income from investments	95	189	94	98.9
1,848	3,017	1,169	63.3	Income before extraordinary items and income taxes	7,000	8,906	1,906	27.2
4	(160)	(164)	..	Net extraordinary income (expense)	159	187	28	17.6
1,852	2,857	1,005	54.3	Income before income taxes	7,159	9,093	1,934	27.0
(773)	(1,044)	(271)	(35.1)	Income taxes	(2,713)	(3,534)	(821)	(30.3)
1,079	1,813	734	68.0	Income before minority interest	4,446	5,559	1,113	25.0
(124)	(143)	(19)	(15.3)	Minority interest	(401)	(465)	(64)	(16.0)
955	1,670	715	74.9	Net income	4,045	5,094	1,049	25.9

Nine months

Eni’s net income for the first nine months of 2004 totaled euro 5,094 million, an increase of euro 1,049 million over the first nine months of 2003, up 25.9%, due essentially to a positive operating performance (up euro 1,760 million) generated in particular by the oil and gas business, related to the increase in oil prices in dollars (Brent up 26.6%)1, and an increase in volumes sold, whose effects were offset in part by the effect of the depreciation of the dollar over the euro (down 10.4%). These positive factors were partly offset by higher income taxes (euro 821 million) related mainly to the increase in income before taxes (euro 1,934 million).

(1)	Expressed in euro the price of Brent increased by 14.8%.

Operating income

(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
1,457	2,360	903	62.0	Exploration & Production	4,367	5,719	1,352	31.0
390	415	25	6.4	Gas & Power	2,458	2,582	124	5.0
151	247	96	63.6	Refining & Marketing	476	555	79	16.6
(63)	68	131	..	Petrochemicals	(114)	120	234	..
81	48	(33)	(40.7)	Oilfield Services Construction and Engineering	220	177	(43)	(19.5)
(54)	(66)	(12)	(22.2)	Other activities	(213)	(177)	36	16.9
(65)	(85)	(20)	(30.8)	Corporate and financial companies	(185)	(207)	(22)	(11.9)
1,897	2,987	1,090	57.5	Operating income	7,009	8,769	1,760	25.1

Eni’s operating income for the first nine months of 2004 totaled euro 8,769 million, an increase of euro 1,760 million over the first nine months of 2003, up 25.1%, due in particular to increases registered in the:

•	Exploration & Production segment (euro 1,352 million, up 31%) related essentially to an increase in oil prices in dollars, higher hydrocarbon production sold (15.1 million boe, up 3.7%) and net gains on the sale of mineral assets (euro 306 million). These positive factors were offset in part by the effects of the depreciation of the dollar over the euro (approximately euro 660 million and partly due to the conversion of financial statements of subsidiaries with currencies other than the euro);

•	Petrochemical segment (euro 234 million) related to a recovery in margins due also to efficiency improvement actions and to the fact that in the first nine months of 2003 plant and stocks writedowns were recognized for euro 110 million;

•	Gas & Power segment (euro 124 million, up 5%) due mainly to higher volumes of natural gas sold (5.28 billion cubic meters, including own consumption, up 10.5%) in particular outside Italy and higher volumes of electricity sold (5.97 terawatthour, up 162.7%), whose effects were offset in part by lower margins on natural gas sales;

•	Refining & Marketing segment (euro 79 million, up 16.6%) related essentially to an improved refining scenario (margin on Brent was up 42.5%), higher intake processing on wholly-owned refineries and higher sales on retail markets in the rest of Europe, whose effects were offset in part by lower commercial margins on retail markets in Italy and the rest of Europe and the effect of the depreciation of the dollar over the euro.

Third quarter

Eni’s net income for the third quarter of 2004 totaled euro 1,670 million, with a euro 715 million increase over the third quarter of 2003, up 74.9%, due essentially to an increase in operating income (euro 1,090 million), whose effects were offset in part by: (i) higher income taxes (euro 271 million); (ii) the negative change in the balance of net extraordinary income/expense (euro 164 million), related in particular to higher environmental charges.

Operating income for the third quarter of 2004 (euro 2,987 million) increased by euro 1,090 million over the third quarter of 2003, up 57.5%, due in particular to increases recorded in the:

•	Exploration & Production segment (euro 903 million, up 62%) related essentially to an increase in oil prices in dollars (Brent up 46.2%)[2] and higher gains on the disposal of mineral assets (euro 182 million), whose effects were offset in part by the effect of the 8.7% depreciation of the dollar over the euro (approximately euro 210 million);

•	Petrochemical segment (euro 131 million) related to a recovery in margins due also to efficiency improvement actions;

•	Refining & Marketing segment (euro 96 million, up 63.6%) related essentially to a positive refining scenario (margin on Brent was up 87.7%) and higher intake processing on wholly-owned refineries, whose effects were offset in part by lower commercial margins on retail markets in Italy and the rest of Europe and the effect of the depreciation of the dollar over the euro.

(2)	Expressed in euro the price of Brent increased by 34.5%.

Quarterly operating income of oil and gas activities

Net sales from operations

(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
3,064	3,983	919	30.0	Exploration & Production	9,466	10,829	1,363	14.4
2,777	3,107	330	11.9	Gas & Power	11,534	12,083	549	4.8
5,957	6,906	949	15.9	Refining e Marketing	16,609	19,039	2,430	14.6
1,098	1,451	353	32.1	Petrochemicals	3,449	3,915	466	13.5
1,647	1,673	26	1.6	Oilfield Services Construction and Engineering	4,334	4,737	403	9.3
284	347	63	22.2	Other activities	939	1,020	81	8.6
6	191	185		Corporate and financial companies	325	557	232	71.4
(2,917)	(3,963)	(1,046)	35.9	Consolidation adjustment	(8,803)	(10,255)	(1,452)	16.5
11,916	13,695	1,779	14.9		37,853	41,925	4,072	10.8

Nine months
Eni’s net sales from operations (revenues) for the first nine months of 2004 amounted to euro 41,925 million, representing a euro 4,072 million increase over the first nine months of 2003, up 10.8%, due essentially to higher oil prices in dollars, higher refined product and petrochemical prices and higher volumes sold in Eni’s main operating segments, whose effects were partially offset by the effect of the conversion of financial statements of subsidiaries with currency other than the euro (approximately euro 820 million).

Revenues generated by the Exploration & Production segment (euro 10,829 million) increased by euro 1,363 million, up 14.4%, due essentially to the increase in average realizations in dollars (oil up 26% and gas up 3.9%) and higher hydrocarbon production sold (15.1 million boe, up 3.7%), whose effects were offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power segment (euro 12,083 million) increased by euro 549 million, up 4.8%, due essentially to higher volumes sold of natural gas (3.95 billion cubic meters excluding own consumption, up 8%) and electricity (5.97 terawatthour, up 162.7%), whose effects were offset in part by lower prices for natural gas resulting from the trend in the price environment related in particular to the appreciation of the euro over the dollar.

Revenues generated by the Refining & Marketing segment (euro 19,039 million) increased by euro 2,430 million, up 14.6%, essentially due to higher prices for refined products and higher volumes sold (3.10 million tonnes, up 8.2%), whose effects were offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Petrochemical segment (euro 3,915 million) increased by euro 466 million, up 13.5%, due mainly to the 13.3% increase in average products prices.

Revenues generated by the Oilfield Services, Construction and Engineering segment (euro 4,737 million) increased by euro 403 million, up 9.3%, due mainly to higher activity levels.

Revenues of the Corporate and financial companies segment (euro 557 million) increased by euro 232 million, up 71.4%, due to the concentration of activities generating overhead expenses and relating to the headquarters of Rome, San Donato Milanese and Genoa (in particular these activities relate to real estate rentals and maintenance, business support and human resources services) as well as IT, communication and other services. Costs related to these activities were previously incurred by companies and divisions of Eni.

REVENUES BY GEOGRAPHIC AREA

(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
5,314	5,905	591	11.1	Italy	18,496	19,157	661	3.6
2,469	2,544	75	3.0	Rest of European Union	7,485	8,921	1,436	19.2
777	2,314	1,537	197.8	Rest of Europe	2,663	4,122	1,459	54.8
1,132	788	(344)	(30.4)	Africa	2,477	2,655	178	7.2
1,524	1,148	(376)	(24.7)	Americas	4,415	4,142	(273)	(6.2)
700	996	296	42.3	Asia and other areas	2,317	2,928	611	26.4
6,602	7,790	1,188	18.0	Total outside Italy	19,357	22,768	3,411	17.6
11,916	13,695	1,779	14.9		37,853	41,925	4,072	10.8

Third quarter

Eni’s revenues for the third quarter of 2004 amounted to euro 13,695 million, representing a euro 1,779 million increase over the third quarter of 2003, up 14.9%, due essentially to higher prices and higher volumes sold in Eni’s main operating segments. These positive factors were partially offset by the appreciation of the euro over the dollar.

Operating expenses

(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
8,206	9,171	965	11.8	Purchases, services and other	25,279	28,157	2,878	11.4
786	818	32	4.1	Payroll and related costs	2,360	2,422	62	2.6
8,992	9,989	997	11.1		27,639	30,579	2,940	10.6

Operating expenses for the first nine months of 2004 (euro 30,579 million) increased by euro 2,940 million compared to the first nine months of 2003, up 10.6%, essentially due to: (i) higher prices for oil-based and petrochemical feedstocks; (ii) higher volumes of natural gas purchased and higher activity levels in the Oilfield Services, Construction and Engineering segment; (iii) higher volumes of petroleum products purchased for resale in the Refining & Marketing segment; (iv) higher provisions to the site restoration and abandonment reserve (euro 126 million). These increases were partially offset by the effect of the conversion of financial statements denominated in currencies other than the euro and lower purchase cost of natural gas.

Payroll and related costs (euro 2,422 million) increased by euro 62 million, up 2.6%, due mainly to an increase in unit labor cost and in the average number of employees in Italy and higher activity levels outside Italy in the Oilfield Services, Construction and Engineering segment, whose effects were offset in part by the effect of the conversion of financial statements denominated in currencies other than the euro.

As of September 30, 2004, employees were 72,503, with a decrease of 4,018 employees over December 31, 2003, down 5.3%. Outside Italy employees declined by 4,073 units due in particular to the sale of the entire interest in Agip do Brasil SA and in the petrochemical plant at Baytown in the USA and to a decline in employees in natural gas distribution activities, whose effects were offset in part by the hiring of personnel on a fixed term base in Oilfield Services, Construction and Engineering. In Italy, employees increased by 55 persons, as a consequence of the balance of new hiring (1,530 persons) and dismissals (1,423 persons), whose effect was offset in part by changes in consolidation. In particular 961 persons were hired on open end contracts, of these 499 hold a university degree.

EMPLOYEES
(units)

	Dec. 31, 2003	Sep. 30, 2004
Exploration & Production	7,718	7,696
Gas & Power	12,982	12,851
Refining & Marketing	13,277	9,425
Petrochemicals	7,050	6,900
Oilfield Services Construction and Engineering	26,457	26,750
Other activities	6,380	6,211
Corporate and financial companies	2,657	2,670
	76,521	72,503

Depreciation, amortization and writedowns

(million €)

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
750	723	(27)	(3.6)	Exploration & Production	2,343	2,193	(150)	(6.4)
120	143	23	19.2	Gas & Power	377	410	33	8.8
120	103	(17)	(14.2)	Refining & Marketing	345	343	(2)	(0.6)
32	25	(7)	(21.9)	Petrochemicals	95	81	(14)	(14.7)
67	72	5	7.5	Oilfield Services Construction and Engineering	204	197	(7)	(3.4)
16	14	(2)	(12.5)	Other activities	42	35	(7)	(16.7)
22	25	3	13.6	Corporate and financial companies	54	76	22	40.7
1,127	1,105	(22)	(2.0)	Total amortization and depreciation	3,460	3,335	(125)	(3.6)
13	6	(7)	(53.8)	Writedowns	272	173	(99)	(36.4)
1,140	1,111	(29)	(2.5)		3,732	3,508	(224)	(6.0)

Depreciation, amortization and writedown charges in the first nine months of 2004 (euro 3,508 million) decreased by euro 224 million over the first nine months of 2003, down 6%.

Depreciation and amortization charges (euro 3,335 million) declined by euro 125 million due the decline registered in particular in the Exploration & Production segment (euro 150 million) related to the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro and lower exploration costs and amortization of exploration bonuses (euro 217 million on a constant exchange rate basis), offset only in part by higher development amortization charges (euro 209 million on a constant exchange rate basis) related to higher production and expenditure aimed at maintaining production levels in mature fields in Italy, Egypt, the United Kingdom and Indonesia. Amortization charges of the Gas & Power segment increased by euro 33 million, up 8.8%, due in particular to the coming onstream of power stations at Ferrera Erbognone and Ravenna.

Writedowns (euro 173 million) concerned essentially the impairment of proved and unproved property in the Exploration & Production segment (euro 164 million). In the first nine months of 2003 writedowns (euro 272 million) concerned mainly proved and unproved property (euro 140 million) and petrochemical plants (euro 83 million).

The amortization of the difference between the purchase price and the net book value of recently purchased companies (Italgas, Bouygues Offshore and Lasmo) non allocated to assets/liabilities (goodwill) amounted to euro 111 million. Including also the amortization of the goodwill of purchased companies accounted for under the equity method (euro 93 million, in particular Galp Energia, GVS and Unión Fenosa Gas) recognized in the income statement under the item net income from investments, the overall effect of goodwill amortization amounted to euro 204 million.

Net financial expense

In the first nine months of 2004 net financial expense (euro 52 million) decreased by euro 52 million over the first nine months of 2003, down 50%, due in particular to lower interest rates on European markets (Euribor down 0.3 points) and lower average net borrowings3. These positive factors were offset in part by the negative change in the balance of exchange rate differences.

Net income from investments

Net income from investments in the first nine months of 2004 amounted to euro 189 million (euro 95 million in the first nine months of 2003) and represented the balance of income of euro 245 million and expense of euro 56 million. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 128 million), in particular in the Gas & Power (euro 86 million), Refining & Marketing (euro 25 million) and Oilfield Services, Construction and Engineering segments (euro 13 million); (ii) dividends received by subsidiaries accounted for at cost (euro 77 million, euro 48 million of which by Nigeria LNG Ltd — Eni’s interest 10.4%); (iii) gains on disposals (euro 35 million) concerning in particular the sale of a 2.33% interest in Nuovo Pignone Holding SpA (euro 23 million) and a 50% interest in Finifast Srl in the Refining & Marketing segment (euro 4 million). Expense concerned essentially Eni’s share of losses of subsidiaries accounted for with the equity method and at cost, relating in particular to Albacom SpA (euro 27 million), Unión Fenosa Gas SA (euro 8 million related to the writedown of the difference between purchase cost and net book value) and Galp Energia SGPS SA (euro 6 million, affected by the euro 80 million writedown of the difference between purchase cost and net book value).

Net extraordinary income

(million €)

	Nine months
	2003	2004
Extraordinary income
Gains on disposals	159	623
Other extraordinary income	246	24
	405	647
Extraordinary expense
Restructuring costs:
- provisions for risks and contingencies	(169)	(365)
- cost of redundancy incentives	(35)	(31)
- writedowns of fixed assets and losses from investments	(5)	(2)
	(209)	(398)
Other extraordinary expense	(37)	(62)
Total extraordinary expense	(246)	(460)
	159	187

(3)	Excluding loans on specific capital expenditure projects in the Exploration & Production and Gas & Power segments, whose financial charges are recognized as an increase of the relevant capital goods.

Gains on disposals in the first nine months of 2004 amounted to euro 623 million and concerned essentially the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 519 million) and the sale of Eni’s 100% interest in Agip do Brasil SA, a company operating in the area of distribution of refined products and LPG (euro 94 million).

Provisions for risks and contingencies of euro 365 million concerned essentially: (i) environmental charges and charges related to the decommissioning of certain dismissed sites related to Syndial SpA (euro 170 million) and in the Refining & Marketing segment (euro 119 million); (ii) charges for contingent liabilities related to divestments carried out in the Refining & Marketing segment (euro 64 million).

Redundancy incentives amounted to euro 31 million and concerned in particular the Corporate and financial companies (euro 6 million), Refining & Marketing (euro 6 million), Gas & Power (euro 5 million) and Petrochemical segments (euro 5 million).

In the first nine months of 2003, other net extraordinary income concerned essentially the settlement paid by Edison SpA regarding the Enimont dispute (euro 200 million) and gains on the sale of service stations and minor assets in the Refining & Marketing segment (euro 105 million). Expense concerned mainly environmental charges at Syndial (euro 78 million) and in the Refining & Marketing segment (euro 31 million), as well as charges for the decommissioning of certain dismissed sites managed by Syndial (euro 52 million).

Income taxes

Income taxes (euro 3,534 million) increased by euro 821 million, up 30.3% over the first nine months of 2003, related essentially to higher income before taxes (euro 1,934 million) and the fact that in the first nine months of 2003 deferred tax assets of euro 287 million were recognized in connection with the alignment of the fiscal value of Stoccaggi Gas Italia SpA — Stogit’s assets to their conferral value. These negative factors were offset in part by: (i) the recognition of deferred tax assets of euro 259 million, that had not been recognized in 2003 consolidated financial statements concerning the timing difference between the value of stocks of Stogit in Eni’s consolidated financial statements and the tax value obtained by aligning conferral to tax values4; (ii) exemption from corporate income tax on gains from the sale of interests; (iii) one percentage point decline in statutory tax rate (from 34 to 33%).

(4)	In fiscal year 2003, Stogit, which in 2001 received a contribution-in-kind of natural gas storage assets from Eni SpA and Snam SpA, applied Law No. 448 of December 28, 2001, that allows companies receiving contributions-in-kind of assets to align the taxable value of these assets to the higher book value by paying a 9% special rate tax instead of the 34% statutory tax rate. Therefore in Eni’s 2003 consolidated financial statements a deferred tax asset of euro 287 million (net of the special rate tax of euro 154 million) was recognized on the temporary difference between the taxable value and the book value of these assets. See “2003 Annual Report on Form 20-F — Item 5 Operating and financial review and prospects — Results of operations, under the caption Income Taxes”. On that occasion, the deferred tax asset arising from the temporary difference between the taxable value and the book value of natural gas volumes held in storage (euro 696 million) was not recognized because its recoverability was not considered reasonably certain, given the fact that Law No. 170 of 1974 did not establish limitations to the renewal of natural gas storage concessions. As a matter of fact Italian GAAP state that no deferred tax asset can be recognized unless there exists a reasonable degree of certainty about its future recoverability. On the contrary the newly enacted Law No. 239 of August 2004 establishes a limit to the renewal of natural gas storage concessions; in particular article 1 line 61 states: “holders of natural gas storage concessions are entitled to no more than two renewals, each lasting ten years, on condition that such persons carry out storage programs and all other obligations arising from the concession”. On this basis in 2004 accounts a deferred tax asset was recognized of euro 259 million.

Minority interests

Minority interests (euro 465 million) concerned in particular Snam Rete Gas SpA (euro 385 million) and Saipem SpA (euro 75 million). The euro 64 million increase over the first nine months of 2003 was due essentially to the increase in minority interest in Snam Rete Gas related to the sale of 9.054% of its share capital.

Consolidated balance sheet

(million €)
				Change vs.	Change vs.
	Dec. 31, 2003	June 30, 2004	Sep. 30, 2004	Dec. 31, 2003	June 30, 2004
Net capital employed	41,861	42,339	42,374	513	35
Shareholders’ equity including minority interests	28,318	29,548	31,187	2,869	1,639
Net borrowings	13,543	12,791	11,187	(2,356)	(1,604)
Total liabilities and shareholders’ equity	41,861	42,339	42,374	513	35

Net borrowings
Debt and bonds	16,254	15,601	13,598	(2,656)	(2,003)
Cash	(2,711)	(2,810)	(2,411)	300	399

	13,543	12,791	11,187	(2,356)	(1,604)

The depreciation of the euro over other currencies, in particular the US dollar (the EUR/USD exchange rate was down 1.7% over December 31, 2003) determined with respect to 2003 year-end an estimated increase in the book value of net capital employed of about euro 340 million, in net equity of about euro 130 million and in net borrowings of about euro 210 million as a result of the conversion of financial statements denominated in currencies other than the euro at September 30, 2004.

Net borrowings at September 30, 2004 amounted to euro 11,187 million, a euro 2,356 million decline over December 31, 2003, due to cash flow generated by operating activities, affected also by seasonality factors, and cash from disposals (euro 1,568 million). These flows were offset in part by: (i) financial requirements for capital expenditure and investments (euro 5,613 million) and the payment of dividends for 2003 (euro 3,077 million, of which 2,828 by Eni SpA); (ii) the effects of changes in consolidation (euro 351 million) related in particular to the consolidation of Serfactoring SpA, and of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (approximately euro 210 million).

Cash from disposals (euro 1,568 million) concerned essentially: (i) the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 650 million); (ii) the divestment of Agip do Brasil SA, a wholly-owned subsidiary operating in the area of distribution of refined products and LPG (euro 366 million); (iii) in the Exploration & Production segment (euro 448 million) the divestment of mineral assets in the North Sea, Italy, Mauritania and Gabon within the process of rationalization of Eni’s mineral portfolio; (iv) in the Petrochemical segment (euro 31 million) the divestment of the Baytown plant for the manufacture of elastomers; (v) the sale of a 2.33% interest in Nuovo Pignone Holding SpA (euro 28 million).

The debt to equity ratio went from 0.48 at December 31, 2003 to 0.36 at September 30, 2004.

Debts and bonds amounted to euro 13,598 million, of which 5,889 million were short-term (including portions of long-term debt expiring within 12 months of euro 806 million) and euro 7,709 million were long-term.

Net equity at September 30, 2004 (euro 31,187 million) increased by euro 2,869 over December 31, 2003, due essentially to net income before minority interest for the period (euro 5,559 million) and the effects of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (approximately euro 130 million), whose effects were offset in part by the payment of dividends for 2003 (euro 3,077 million).

As part of Eni’s share buy-back program, in the period from January 1 to September 30, 2004 a total of 4.18 million own shares were purchased for a total of euro 69.3 million (on average euro 16.58 per share). From the beginning of the share buy-back program on September 1, 2000, a total of 234.76 million own shares were purchased, equal to 5.86% of Eni’s share capital, for a total of euro 3,237 million (on average euro 13.788 per share).

Capital expenditure

(million €)
Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
1,392	1,130	(262)	(18.8)	Exploration & Production	4,144	3,648	(496)	(12.0)
451	321	(130)	(28.8)	Gas & Power	1,111	1,088	(23)	(2.1)
126	140	14	11.1	Refining & Marketing	427	391	(36)	(8.4)
28	15	(13)	(46.4)	Petrochemicals	75	58	(17)	(22.7)
67	45	(22)	(32.8)	Oilfield Services Construction and Engineering	209	137	(72)	(34.4)
7	15	8	114.3	Other activities	36	33	(3)	(8.3)
74	33	(41)	(55.4)	Corporate and financial companies	113	107	(6)	(5.3)
2,145	1,699	(446)	(20.8)		6,115	5,462	(653)	(10.7)

Capital expenditure amounted to euro 5,462 million, of which 94% related to the Exploration & Production, Gas & Power and Refining & Marketing segments.

Capital expenditure of the Exploration & Production segment in the first nine months of 2004 amounted to euro 3,648 million and concerned mainly development expenditure (euro 3,302 million, euro 3,605 million in the first nine months of 2003) mainly directed outside Italy (euro 3,036 million): in particular in Libya (the Wafa and Bahr Essalam project), Iran (the South Pars project, phases 4 and 5), Angola (fields in Block 15), Egypt, Kazakhstan and Nigeria. Expenditure in Italy (euro 266 million) concerned in particular the continuation of work for plant and infrastructure in Val d’Agri and actions for optimization and recovery in producing fields. Exploration expenditure amounted to euro 321 million (euro 501 million in the first nine months of 2003), of which about 88% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Egypt, United States, Indonesia, Kazakhstan and Venezuela. In Italy essentially the onshore of Sicily and Central Italy.

Capital expenditure in the Gas & Power segment totaled euro 1,088 million and related mainly to: (i) development and maintenance of Eni’s natural gas transmission network in Italy (euro 393 million); (ii) the continuation of the construction of combined cycle power plants (euro 304 million) in particular at Ferrera Erbognone, Brindisi and Mantova; (iii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 167 million); (iv) the completion of the Greenstream gasline (euro 136 million) that started operations in October.

Capital expenditure in the Refining & Marketing segment amounted to euro 391 million and concerned essentially: (i) refining and logistics (euro 265 million), in particular the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and adjustment of automotive fuel characteristics to new European specifications in force from January 1, 2005; (ii) the upgrade of the refined product distribution network in Italy (euro 95 million); (iii) the upgrade of the refined product distribution network in the rest of Europe and the purchase of service stations (euro 43 million, of which 17 million related to construction of new stations and purchases in particular in Spain and France).

Capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 137 million and concerned mainly: (i) the completion of interventions on the semi-submersible platforms Scarabeo 3 and Scarabeo 4, on the Perro Negro 3 jack-up and on the Castoro 8 pipelaying vessel; (ii) the purchase of plant and equipment required for the Sakhalin project in Russia; (iii) the construction and upgrade of logistical support means in Kazakhstan, Angola and Nigeria.

Capital expenditure in the Corporate and financial companies segment amounted to euro 107 million and concerned mainly expenditure of Serleasing SpA (euro 39 million) related in particular to IT equipment, Eni’s IT applications (euro 32 million) and the Eni Slurry Technology project (euro 31 million).

Management’s expectations of operations

Trends in 2004 of main outside variables that influence Eni’s results of operations are indicated below:

•	worldwide demand for oil is expected to increase by over 3% over 2003 due to the recovery of world economy propelled by the USA, China and Japan; Eni’s forecast on oil prices in 2004, based on oil prices in October, indicates an average price of Brent of about 38 dollars/barrel, with an over 30% increase over 2003 (28.84 dollars/barrel);

•	in 2004 the euro is expected to continue its appreciation over the dollar, due to the increase in the US current deficit, whose effects are offset in part by the different growth rates in the USA and the euro area. Eni forecasts an average euro/dollar exchange rate of about 1.23 dollars per euro, a 9% increase as compared to the average exchange rate of 2003 (1 euro = 1.131 US dollar);

•	the demand for natural gas in Italy, assuming normal temperatures, is expected to increase by about 2% over 2003 (about 77 billion cubic meters) due in particular to the growth expected in consumption by residential and commercial users and for electricity generation, related to the coming onstream of new generation capacity, whose effects should be offset in part by a decline in the industrial segment due to low economic activity;

•	refining margins in the Mediterranean area are expected to increase by over 30% over 2003 (2.65 dollar/barrel in 2003) supported by an increase in demand for gasolines in the USA and medium distillates in the Mediterranean area related also to declines in supplies given the adjustment process ongoing at refineries in order to manufacture fuels for automotive use complying with new standards set at European level from 2005, and to the low level of stocks of products for heating purposes at the approaching of winter. In the fourth quarter of 2004 margins are expected to decline slightly from the high levels registered in the second and third quarter of 2004.

The following are the forecasts for Eni’s key production and sales metrics in 2004:

•	daily production of hydrocarbons, net of the effect of the rationalization of the portfolio of mineral assets and the price effect in Production Sharing Agreements, is forecasted to grow by about 4% (1.56 million boe/day in 2003), in line with the planned average growth rate for the 2003-2007 period. Increases will be achieved through production growth and start-ups outside Italy in areas where Eni’s presence is consolidated (Nigeria, Kazakhstan, Angola, Libya, and Egypt) and more recently acquired ones (Pakistan, Venezuela, Australia and Iran);

•	volumes of natural gas sold (including own consumption and Eni’s share of natural gas sold by its affiliates) are expected to increase by about 7% (78.40 billion cubic meters in 2003);

•	volumes transported on behalf of third parties in Italy are expected to increase by about 16% (24.63 billion cubic meters in 2003) related to the forecasted trends in demand and the reaching of full volumes of supply contracts with operators in this segment in 2004;

•	electricity production sold is expected to increase by over 150% (5.55 terawatthour in 2003) due to the coming on-stream of new generation capacity (1.4 gigawatt) in particular at the Ferrera Erbognone and Ravenna sites (total installed generation capacity was 1.9 gigawatt at December 31, 2003);

•	refinery processing intake on own account in Italy is expected to increase by over 5% (31.80 million tonnes in 2003) and refineries are expected to run at full capacity;

•	sales of refined products on retail markets in Italy and the rest of Europe are expected to increase by about 2.5% (14.01 million tonnes in 2003); average throughput is expected to increase both in Italy (1,813,000 liters in 2003) and in the rest of Europe (2,378,000 liters in 2003).

In 2004 capital expenditure is expected to amount to approximately euro 8 billion; about 93% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. The major projects concerned are: (i) in the Exploration & Production segment, the development of fields in Libya, Iran, Italy, Angola, Kazakhstan (Kashagan and Karachaganak), Egypt and Nigeria, as well as exploration; (ii) in the Gas & Power segment, upgrade and maintenance of Eni’s natural gas transmission and distribution network, as well as continuation of the plan for power station construction; (iii) in the Refining & Marketing segment the construction of a tar gasification plant at the Sannazzaro refinery, the continuation of the adjustment process at refineries in order to manufacture fuels for automotive use complying with new standards set at European level from 2005, and upgrade of the fuel distribution network in Italy and the rest of Europe.

Exploration & Production

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
1,457	2,360	903	62.0	Operating income (million euro)	4,367	5,719	1,352	31.0
1,556	1,545	(11)	(0.7)	Daily production of hydrocarbons (thousand boe)	1,537	1,598	61	4.0
295	271	(24)	(8.1)	Italy	302	271	(31)	(10.3)
357	367	10	2.8	North Africa	345	369	24	7.0
265	320	55	20.8	West Africa	254	308	54	21.3
317	258	(59)	(18.6)	North Sea	344	309	(35)	(10.2)
322	329	7	2.2	Rest of world	292	341	49	16.8
141.2	139.8	(1.4)	(1.0)	Hydrocarbon production sold (million boe)	408.5	423.6	15.1	3.7

Nine months

Operating income for the first nine months of 2004 totaled euro 5,719 million, representing a euro 1,352 million increase over the first nine months of 2003, up 31%, due mainly to: (i) higher average realizations in dollars (oil up 26%, natural gas up 3.9%); (ii) higher hydrocarbon production sold (15.1 million boe, up 3.7%); (iii) the recognition of net gains on the sale of assets, in particular in the United Kingdom, Italy, Mauritania and Gabon, as part of Eni’s mineral right portfolio rationalization program (euro 306 million); (iv) lower exploration costs and lower amortization of exploration bonuses (euro 217 million on a constant exchange rate basis). These positive factors were offset in part by: (i) the effect (approximately euro 660 million) of the appreciation of the euro over the dollar (10.4%); (ii) higher provisions to the site restoration and abandonment reserve (euro 126 million); (iii) higher production costs and higher amortizations on expenditure aimed at maintaining production levels in mature fields (in Italy, Egypt, the United Kingdom and Indonesia).

In the first nine months of 2004 daily hydrocarbon production amounted to 1,598,000 boe (oil and condensates 1,015,000 barrels, natural gas 583,000 boe) increasing by 61,000 boe over the first nine months of 2003, up 4%, due to: (i) production increases mainly in Nigeria, Pakistan, Venezuela, Kazakhstan, Angola and Egypt; (ii) the start-up of new fields in Angola, Australia, Nigeria and Libya. These increases were partly offset by: (i) declines in mature fields mainly in Italy, the United Kingdom and the United States; (ii) lower production entitlements (31,000 boe) in Production Sharing Agreements (PSA) related to higher international oil prices5; (iii) the effect of the divestment of assets. The share of production outside Italy was 83% (80% in the first nine months of 2003).

Daily production of oil and condensates (1,015,000 barrels) increased by 52,000 barrels over the first nine months of 2003, up 5.4%, due to increases registered in: (i) Nigeria, also due to the reaching of full production of the Abo (Eni operator with a 50.19% interest) and the Nase-EA (Eni’s interest 12.86%) fields; (ii) Venezuela, also due to the fact that in early 2003 production had been interrupted during a general strike; (iii) Angola, also due to the reaching of full production at the Xicomba field and the start-up of the Kizomba A fields in Block 15 (Eni’s interest 20%); (iv) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest) due to the start-up of exports from the Novorossysk terminal on the Russian coast of the Black Sea;

(5)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (profit oil).

(v) Australia, reaching of full production at the Woollybutt field (Eni operator with a 65% interest) and start-up of the Bayu Undan field (Eni’s interest 12.04%); (vi) Algeria and Libya (start-up of the Elephant field, Eni’s interest 33.33%). These increases were partly offset by: (i)declines of mature fields in particular in the United Kingdom and Italy; (ii) the effect of standstills in the Val d’Agri to allow for the connection of producing fields to the fourth treatment train of the oil center; (iii) the effect of the divestment of assets.

Daily production of natural gas (583,000 boe) increased by 9,000 boe over the first nine months of 2003, up 1.6%, due essentially to increases registered in Pakistan (reaching of full production at the Bhit, Eni operator with a 40% interest, and Sawan fields, Eni’s interest 23.68%), Egypt for the increase in local demand, Kazakhstan, Norway (reaching of full production of the Mikkel field, Eni’s interest 14.9%) and Nigeria. These increases were offset in part by declines of mature fields in particular in Italy, the United Kingdom, the United States and Indonesia.

Hydrocarbon production sold amounted to 423.6 million boe. The 14.2 million boe difference over production was due essentially to own consumption of natural gas (9.9 million boe) and underlifting6 outside Italy for 4 million boe.

Third quarter

Operating income for the third quarter of 2004 totaled euro 2,360 million, representing a euro 903 million increase over the third quarter of 2003, up 62%, due mainly to higher average realizations in dollars (oil up 43.6%, natural gas up 23.5%) and gains from the disposal of assets in particular in the United Kingdom and Gabon (euro 182 million), whose effects were offset in part by the appreciation of the euro over the dollar (approximately euro 210 million).

In the third quarter of 2004 daily hydrocarbon production amounted to 1,545,000 boe (oil and condensates 1,003,000 barrels, natural gas 542,000 boe) declining by 11,000 boe over the third quarter of 2003, down 0.7%, due to: (i) lower entitlements in PSAs (52,000 boe); (ii) production declines in mature fields mainly in Italy, the United Kingdom and the United States; (iii) the effect of the divestment of assets; (iv) the impact of the Ivan hurricane in the Gulf of Mexico and an accident occurred at the El Temsah platform in the Nile Delta offshore. These declines were partly offset by production increases mainly in Nigeria, Pakistan, Angola, Libya, Australia and Kazakhstan and start-ups of fields in Angola, Nigeria and Libya.

Daily production of oil and condensates (1,003,000 barrels) increased by 18,000 barrels, up 1.8%, due to increases registered in particular in Nigeria, Angola, Kazakhstan, Australia and Libya, whose effects were partly offset by declines of mature fields in the United Kingdom, Italy and the United States, as well as the effects of the divestment of assets.

Daily production of natural gas (542,000 boe) decreased by 29,000 boe, down 5.1%, due to production declines of mature fields in Italy, the United Kingdom, Indonesia and the United States, whose effects were offset in part by increases registered in Pakistan, Egypt and Nigeria.

(6)	Agreements between partners regulate the right to withdraw proportional production volumes in the period. Higher or lower production volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

Gas & Power

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
390	415	25	6.4	Operating income (million euro)	2,458	2,582	124	5.0
				Sales of natural gas (billion cubic meters)
8.53	8.75	0.22	2.6	Italy	36.70	36.73	0.03	0.1
1.35	1.59	0.24	17.8	Wholesalers	10.84	10.96	0.12	1.1
7.18	7.16	(0.02)	(0.3)	End customers:	25.86	25.77	(0.09)	(0.3)
2.77	2.56	(0.21)	(7.6)	— Industrial users	9.73	8.95	(0.78)	(8.0)
3.95	4.13	0.18	4.6	— Thermoelectric users	11.24	11.74	0.50	4.4
0.46	0.47	0.01	2.2	— Residential and commercial	4.89	5.08	0.19	3.9
2.98	3.75	0.77	25.8	Rest of Europe	11.66	15.51	3.85	33.0
0.37	0.34	(0.03)	(8.1)	Outside Europe	0.85	0.92	0.07	8.2
11.88	12.84	0.96	8.1	Total sales to third parties	49.21	53.16	3.95	8.0
0.40	0.97	0.57	142.5	Own consumption	1.30	2.63	1.33	102.3
12.28	13.81	1.53	12.5		50.51	55.79	5.28	10.5
1.43	1.52	0.09	6.3	Natural gas sales of affiliates (net to Eni)	4.76	5.17	0.41	8.6
1.18	1.32	0.14	11.9	Europe	4.18	4.65	0.47	11.2
0.25	0.20	(0.05)	(20.0)	Outside Europe	0.58	0.52	(0.06)	(10.3)
13.71	15.33	1.62	11.8	Total sales and own consumption of natural gas	55.27	60.96	5.69	10.3
15.74	17.55	1.81	11.5	Transport of natural gas in Italy (billion cubic meters)	55.65	59.39	3.74	6.7
9.87	10.85	0.98	9.9	Eni	37.60	38.60	1.00	2.7
5.87	6.70	0.83	14.1	Third parties	18.05	20.79	2.74	15.2
1.16	3.56	2.40	206.9	Electricity production sold (terawatthour)	3.67	9.64	5.97	162.7

Nine months

Operating income in the first nine months of 2004 amounted to euro 2,582 million, a euro 124 million increase over the first nine months of 2003, up 5%, due mainly to: (i) an increase in natural gas volumes sold (5.28 billion cubic meters, including own consumption, up 10.5%) mainly outside Italy and distributed, whose effects were offset in part by a different sales mix; (ii) higher results in power generation (euro 87 million) related in particular to increased production sold (5.97 terawatthour, up 162.7%); (iii) higher results in natural gas transmission activities outside Italy (euro 69 million) due to the tariff review process and in natural gas transmission in Italy (euro 21 million), due also to the reimbursement of the first installment paid to the Sicilia Region in 2002 following the establishment of a new tax under Regional Law No. 2 of March 26, 2002 (euro 11 million). These positive factors were offset in part by: (i) lower margins in natural gas sale and distribution activities, essentially due the effects of the different measure of appreciation of the euro over the dollar with respect to the first nine months of 2003 and the renewal of contracts; (ii) lower distribution tariffs.

Natural gas sales to third parties (53.16 billion cubic meters) increased by 3.95 billion cubic meters over the first nine months of 2003, up 8%, due to higher sales in the rest of Europe (3.85 billion cubic meters).

Natural gas sales in Italy (36.73 billion cubic meters) were in line with sales of the first nine months of 2003; the increase in sales to the thermoelectric segment (0.50 billion cubic meters), to residential and commercial users (0.19 billion cubic meters) and to wholesalers (0.12 billion cubic meters) was offset by lower sales to industrial customers (0.78 billion cubic meters).

Natural gas sales in the rest of Europe (15.51 billion cubic meters) increased by 3.85 billion cubic meters, up 33% due to increases registered in: (i) sales under long-term supply contracts with Italian operators of the natural gas market (1.4 billion cubic meters), in particular Edison and Cir Energia; (ii) supplies to the Turkish market via the Blue Stream gasline (0.86 billion cubic meters); (iii) Spain (0.54 billion cubic meters) related to increased supplies to the electric company Iberdrola and to the start-up of supplies to Eni’s affiliate Unión Fenosa Gas; (iv) gas marketing activities in the United Kingdom (0.49 billion cubic meters); (v) Germany, related to the start-up of supplies to the German market to Eni’s affiliate GVS and to a German operator (0.36 billion cubic meters).

Own consumption7 amounted to 2.63 billion cubic meters (1.30 billion cubic meters in the first nine months of 2003) and concerned essentially supplies to EniPower (1.87 billion cubic meters) in the thermoelectric segment and to Polimeri Europa (0.25 billion cubic meters) and to Eni’s Refining & Marketing division (0.19 billion cubic meters) in the industrial segment.

Sales of natural gas by Eni’s affiliates amounted to 5.17 billion cubic meters, net to Eni and net of Eni’s supplies, increasing by 0.41 billion cubic meters over the first nine months of 2003, up 8.6%, and concerned: (i) GVS (Eni’s interest 50%) with 2.33 billion cubic meters; (ii) Galp Energia (Eni’s interest 33.35%) with 1.02 billion cubic meters; (iii) Unión Fenosa Gas (Eni’s interest 50%) with 0.19 billion cubic meters; (iv) volumes of natural gas (1.07 billion cubic meters) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria, destined to US and European markets.

Eni transported 59.39 billion cubic meters of natural gas on behalf of third parties in Italy, an increase of 3.74 billion cubic meters, up 6.7%, due mainly to increases registered in the thermoelectric segment, related to the coming onstream of new combined cycle power stations, and in the industrial segment.

Electricity production sold amounted to 9.64 terawatthour, with an increase of 5.97 terawatthour, up 162.7%, due essentially to the start-up of the first and second 390 megawatt generating units at the Ferrera Erbognone plant (in October 2003 and in February 2004, respectively) and of the third unit (250 megawatt in June 2004), with a total increase of 3.96 terawatthour, and in March and June 2004 of the two 390 megawatt generation unit at Ravenna (up 2 terawatthour).

Third quarter

Operating income in the third quarter of 2004 amounted to euro 415 million, a euro 25 million increase over the third quarter of 2003, up 6.4%, due mainly to an increase in natural gas volumes sold (1.53 billion cubic meters, including own consumption, up 12.5%), and in electricity production sold (2.40 terawatthour, up 206.9%), as well as higher results in natural gas transmission activities outside Italy (euro 14 million) and in Italy (euro 14 million) whose effects were offset in part by lower margins on natural gas sale and distribution activities.

(7)	In accordance with article 19, line 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

Natural gas sales to third parties (12.84 billion cubic meters) increased by 0.96 billion cubic meters over the third quarter of 2003, up 8.1%, due to higher sales: (i) in the rest of Europe (0.77 billion cubic meters), in particular under long-term supply contracts with Italian operators of the natural gas market (0.26 billion cubic meters) and in Spain (0.14 billion cubic meters), Germany (0.13 billion cubic meters) and Turkey (0.08 billion cubic meters) as well as gas marketing activities in the United Kingdom (0.13 billion cubic meters); (ii) in Italy (0.22 billion cubic meters) in particular to wholesalers (0.24 billion cubic meters) and the thermoelectric segment (0.18 billion cubic meters), whose effects were offset in part by lower sales to industrial customers (0.21 billion cubic meters).

Eni transported 6.70 billion cubic meters of natural gas on behalf of third parties in Italy, an increase of 0.83 billion cubic meters, up 14.1%.

Electricity production sold amounted to 3.56 terawatthour, with an increase of 2.40 terawatthour, up 206.9%, due essentially to the start-up of the new generating units at the Ferrera Erbognone and Ravenna plants.

Refining & Marketing

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
151	247	96	63.6	Operating income (million euro)	476	555	79	16.6
12.74	13.32	0.58	4.6	Sales (million tonnes)	37.80	40.90	3.10	8.2
2.84	2.83	(0.01)	(0.4)	Retail sales Italy	8.22	8.16	(0.06)	(0.7)
0.88	0.93	0.05	5.7	Retail sales rest of Europe	2.21	2.59	0.38	17.2
0.30	0.00	(0.30)	(100.0)	Retail sales Brazil	0.87	0.57	(0.30)	(34.5)
2.45	2.65	0.20	8.2	Wholesale sales Italy	7.43	7.79	0.36	4.8
1.55	1.10	(0.45)	(29.0)	Wholesale sales outside Italy	4.56	4.14	(0.42)	(9.2)
4.72	5.81	1.09	23.1	Other sales	14.51	17.65	3.14	21.6

Nine months

Operating income in the first nine months of 2004 amounted to euro 555 million, a euro 79 million increase over the first nine months of 2003, up 16.6%, due mainly to: (i) higher refining margins (the margin on Brent was up 1.17 dollars/barrel) supported by the effect of an increase in the differential between the prices of light crudes and products and heavy crudes and fuel oil, which favored Eni’s refining system, characterized by a high conversion capacity. The effects of this increase were offset in part by the appreciation of the euro over the dollar; (ii) higher intake processing on own account at Eni’s refineries; (iii) increased volumes sold on retail markets in the rest of Europe (0.38 million tonnes, up 17.2%) following the purchase of service stations in Spain, Germany and France in 2003. These positive factors were offset in part by: (i) a decline in distribution margins on retail markets in Italy and the rest of Europe, related to the increase in international refined product prices, not wholly reflected in selling prices, whose effects were offset in part by higher margins on asphalt; (ii) higher royalties paid to highway companies in Italy; (iii) the fact that in the first nine months of 2003 the release of the Lifo reserve related to a decrease in stocks was registered (euro 25 million; euro 6 million in the first nine months of 2004).

In the first nine months of 2004 refinery intake processing on own account in Italy and outside Italy (27.83 million tonnes) increased by 1.41 million tonnes over the first nine months of 2003, up 5.3%, due mainly to increased processing at the Taranto, Sannazzaro and Gela refineries, whose effects were offset in part by the maintenance standstill of the Livorno refinery. Total intake processing (on own account and for third parties) on wholly owned refineries amounted to 19.83 million tonnes (18.85 in the first nine months of 2003) with full utilization of their overall balanced capacity.

In the first nine months of 2004 sales of refined products (40.90 million tonnes) increased by 3.10 million tonnes, up 8.2%, mainly due to higher sales outside Italy to oil companies and traders (about 3 million tonnes), on retail and wholesale markets in the rest of Europe (0.63 million tonnes) and on wholesale markets in Italy (0.36 million tonnes), whose effects were offset in part by the divestment of activities in Brazil (0.80 million tonnes).

Sales of refined products on retail markets in Italy (8.16 million tonnes) were in line with those of the first nine months of 2003, the effect of the sale/closure of service stations within the network rationalization process and of the expiry of some highway concessions was almost entirely offset by higher sales in service stations with higher throughput. At September 30, 2004, Eni’s retail distribution network in Italy consisted of 7,242 service stations, 48 less than at December 31, 2003, due to the closure of 81 service stations, whose effect was offset in part by the positive balance (21 units) of purchases and releases of lease contracts and the opening of 12 new service stations.

Sales of refined products on retail markets in the rest of Europe (2.59 million tonnes) increased by 0.38 million tonnes, over the first nine months of 2003, up 17.2%, related to the progressive consolidation of service stations purchased in 2003, in particular in Spain, Germany and France. At September 30, 2004, Eni’s retail distribution network outside Italy was located only in the rest of Europe and consisted of 1,832 service stations, 19 more than at December 31, 2003, due to the divestment of distribution activities in Brazil (which included 1,544 service stations at December 31, 2003).

Third quarter

Operating income in the third quarter of 2004 amounted to euro 247 million, a euro 96 million increase over the third quarter of 2003, up 63.6%, due mainly to higher refining margins (the margin on Brent was up 2 dollars/barrel) and higher intake processing on own account in wholly-owned refineries (0.35 million tonnes, up 4.2%), offset in part by a decline in distribution margins on retail markets in Italy and the rest of Europe, higher royalties paid to highway companies in Italy, and the appreciation of the euro over the dollar.

Sales of refined products (13.32 million tonnes) increased by 0.58 million tonnes over the third quarter of 2003, up 4.6%, due to higher sales to oil companies and traders in Italy and outside Italy (over 1 million tonnes) and on wholesale markets in Italy (0.2 million tonnes), whose effects were offset in part by the divestment of activities in Brazil (0.78 million tonnes). Retail sales in Italy (2.83 million tonnes) and in the rest of Europe (0.93 million tonnes) were substantially stable.

Petrochemicals

Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
(63)	68	131	—	Operating income (million euro)	(114)	120	234	--
1,427	1,351	(76)	(5.3)	Sales (thousand tonnes)	4,052	4,029	(23)	(0.6)
708	717	9	1.3	Basic petrochemicals	2,102	2,099	(3)	(0.1)
306	280	(26)	(8.5)	Styrenes and elastomers	887	877	(10)	(1.1)
413	354	(59)	(14.3)	Polyethylenes	1,063	1,053	(10)	(0.9)

Nine months

In the first nine months of 2004 operating income amounted to euro 120 million (as compared to a euro 114 million operating loss in the first nine months of 2003); the euro 234 million improvement was due mainly to: (i) the fact that in the first nine months of 2003 plant writedowns were recognized for euro 83 million and stocks were devalued by euro 27 million; (ii) an increase in margins, in particular in aromatics and polyethylenes related to a better trend in prices than in the cost of oil-based feedstocks related to a positive trend in demand as well as to efficiency improvement actions; (iii) lower amortization and depreciation charges as compared to the writedowns recognized in the preceding year and the revision of the useful lives of certain assets; (iv) a reduction in fixed costs related to rationalizations carried out.

Sales of petrochemical products (4.029 million tonnes) decreased by 23,000 tonnes, down 0.6% over the first nine months of 2003. The major decreases concerned: (i) aromatics (9.1%), due to lower withdrawals by relevant customers; (ii) intermediates (down 3.8%) due to maintenance standstills; (iii) elastomers (down 3.1%) due to the divestment of the Baytown plant (thermoplastic rubber) and the shutdown of the Ravenna polybutadiene rubber manufacturing line. These declines were offset in part by a recovery in demand registered in particular in olefins (up 4.4%), which made up for the losses related to the gradual restarting of production at Sicilian plants after the standstill of the Gela refinery (operations were resumed in January 2004) and the Priolo cracker in the last part of 2003.

Production (5,470,000 tonnes) increased by 87,000 tonnes, up 1.6% over the first nine months of 2003, due more regular operations of plants.

Third quarter

In the third quarter of 2004 operating income amounted to euro 68 million (as compared to a euro 63 million loss in the third quarter of 2003); the euro 131 million improvement was due mainly to increased product margins due also to efficiency improvement actions, whose effects were offset in part by lower sales (down 5.3%).

Sales of petrochemical products (1.351 million tonnes) decreased by 76,000 tonnes, down 5.3% over the third quarter of 2003. The decline concerned in particular polyethylene (down 14.3%), styrene (down 13%) and aromatics (down 7.1%).

Production (1,791,000 tonnes) decreased by 3,000 tonnes, down 0.2%.

Oilfield Services Construction and Engineering

(million €)
Third quarter					Nine months
2003	2004	Change	% Ch.		2003	2004	Change	% Ch.
81	48	(33)	(40.7)	Operating income	220	177	(43)	(19.5)
				Order backlog	10,529	8,600	(1,929)	(18.3)
				Oilfield services and construction	5,564	5,296	(268)	(4.8)
				Engineering	4,965	3,304	(1,661)	(33.5)

Nine months

Operating income for the first nine months of 2004 totaled euro 177 million, a euro 43 million decline over the first half of 2003, down 19.5%. Engineering registered an operating loss amounting to euro 23 million, as compared to a substantially even result in the first nine months of 2003, due to the negative result of certain works. Oilfield services and construction recorded an operating income of euro 200 million, with a euro 19 million decline, following lower results in particular in: (i) the Onshore construction area, due to the completion of relevant contracts in Kazakhstan (Karachaganak field), Saudi Arabia and Nigeria, whose effects were offset in part by the start-up of a new contract in Sakhalin in Russia; (ii) the Offshore construction and LNG areas, due to lower profitability of orders. These negative factors were offset in part by increased results in the Leased FPSO area, due essentially to a contract for the recovery of oil from the tanks of the Prestige tanker, that sunk off the coast of Galicia in November 2002.

Orders acquired in the first nine months of 2004 amounted to euro 4,011 million. About 91% of new orders acquired was represented by work to be carried out outside Italy, and 14% by work originated by Eni companies. Eni’s order backlog was euro 8,600 million at September 30, 2004 (euro 9,405 million at December 31, 2003). Projects to be carried out outside Italy represented 84% of the total order backlog, while orders from Eni companies amounted to 9% of the total.

Third quarter

Operating income for the third quarter of 2004 totaled euro 48 million, with a euro 33 million decline over the third quarter of 2003, down 40.7%, concerning mainly engineering.

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Società per Azioni • Piazzale Enrico Mattei 1 - 00144 Rome • Tel +39.0659821 • Fax +39.0659822141 • www.eni.it

PRESS RELEASE

Eni announces that the Board of Directors of Italgas S.p.A. has resolved to sell its shareholding in the Società per la Condotta delle Acque Potabili S.p.A. (67.05% of the share capital) to AMGA S.p.A. (Azienda Mediterranea Gas e Acqua of Genova) and SMAT S.p.A. (Società Metropolitana Acque of Torino) which jointly submitted a purchase offer for a price of Euro 85.1 million (euro 15.57 per share).

The transaction, whose efficacy is subject to approval by the Italian Antitrust Authority, is part of Italgas SpA’s strategy to concentrate on its core business.

San Donato Milanese (Milan), November 24, 2004